Exhibit 1

RECENT DEVELOPMENTS

The information in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2014 (the 2014 Form 18-K). To the extent that the information included in this section differs from the information set forth in the 2014 Form 18-K, you should rely on the information in this section.

United Mexican States

Form of Government

In December 2015, the Senado de la República (Senate) ratified the following appointments:

1.	As published in the Gaceta del Senado (Senate Gazette) on December 4, 2015, Alberto Torres García was ratified as Deputy Undersecretary for Public Credit of the Ministry of Finance and Public Credit, replacing Alejandro Díaz de León Carrillo.

2.	As published in the Senate Gazette on December 10, 2015, Norma Lucía Piña Hernández and Javier Laynez Potisek were ratified as justices of the Supreme Court, replacing Olga María del Cármen Sánchez Cordero Dávila and Juan Nepomuceno Silva Meza.

3.	As published in the Senate Gazette on December 15, 2015, Julio Alfonso Santaella Castell was ratified as a member of the Board of Directors of the Instituto Nacional de Estadística y Geografía (National Institute of Statistics and Geography, or INEGI), replacing Eduardo Sojo Garza Aldape.

The Instituto Nacional Electoral (National Electoral Institute) approved extraordinary gubernatorial elections to be held in Colima on January 17, 2016.

On December 17, 2015, the Ley Orgánica de la Administración Pública Federal (Organic Law of the Federal Public Administration) and other relevant laws were amended in order to create a new Ministry of Culture. The National Council for Culture and Arts (Conaculta) will become the new Ministry of Culture and will oversee policy relating to Mexico’s cultural and historical heritage. On December 21, 2015, the President of Mexico appointed Rafael Tovar y de Teresa as Minister of Culture.

The Economy

Legal and Political Reforms

On May 12, 2015, the Comisión Nacional de Hidrocarburos (National Hydrocarbon Commission) invited foreign and national entities and productive state-owned companies to participate in a bid for contracts relating to the extraction of hydrocarbons in twenty-five onshore areas. On December 15, 2015, the Commission awarded contracts for the twenty-five onshore areas. On December 17, 2015, the Commission invited foreign and national entities and state-owned companies to participate in a bid for contracts relating to the exploration and extraction of hydrocarbons in ten deep-water areas.

In accordance with the educational objectives of the Plan Nacional de Desarrollo 2013-2018 (National Development Plan) described in the 2014 Form 18-K, the first issuance of education infrastructure certificates (CIEN Program) took place in December 2015, in order to raise capital for improving infrastructure for education. Ps. 8.6 million were raised through the issuance of local bonds maturing in 2039. The program establishes a financing mechanism whereby states can receive funds from the Multiple Contribution Fund by making commitments to use such funds for specific infrastructure projects. The issuance was widely accepted among public investors, with the participation of twenty-three institutions, including local pension funds and insurance companies. This was the first of a series of issuances expected to raise a total of Ps. 50.0 billion between 2015 and 2018.

Reforms to the Ley Federal de Presupuesto y Responsabilidad Hacendaria (Federal Law for Budget and Fiscal Accountability) and the Ley General de Deuda Pública (the General Law of Public Debt), published in the Diario Oficial de la Federación (the Official Gazette of the Federation) on August 11, 2014, established the possibility that the Federal Government of Mexico (the Government), acting through the Ministry of Finance and Public Credit, could assume a portion of Petróleos Mexicanos’

(PEMEX’s) pension liabilities, subject to certain conditions. These conditions include: within a year after the decree comes into effect, PEMEX reaches an agreement to modify the collective bargaining agreement to which PEMEX and its subsidiaries are subject; modification of the Reglamento de Trabajo del Personal de Confianza de Petróleos Mexicanos y sus Organismos Subsidiarios (Employment Regulation for White Collar Employees of PEMEX and Subsidiary Entities); and the implementation of an austerity program. Such assumed liabilities would be equivalent to a corresponding reduction in liabilities achieved through reforms to PEMEX’s pension system. In December 2015, PEMEX notified the Ministry of Finance that such conditions were met. As published in the Official Gazette of the Federation on December 24, 2015, the Ministry of Finance and Public Credit issued Rules for the Government’s assumption of a portion of PEMEX’s pension liabilities. Those Rules called for an independent pension specialist to calculate the reduction in PEMEX’s liabilities. They also called for a temporary Ps. 50,000 million promissory note, which will be exchanged in 2016 for a series of promissory notes to be issued on the basis of the pension liability reduction that is ultimately verified by the independent pension specialist.

On December 24, 2015, a new energy transition law was published in the Official Gazette of the Federation. The law aims to combat climate change by promoting cleaner energy sources. The law establishes a program of clean energy certificates and sets a goal that at least 35% of the country’s electricity supply must be generated from clean energy sources by 2024. Accordingly, the Ley para el Aprovechamiento de Energías Renovables y el Financiamiento de la Transición Energética (Renewable Energy Development and Financing for Energy Transition Law) and the Ley para el Aprovechamiento Sustentable de la Energía (Development of Sustainable Energy Law) have been repealed.

Amendments to the Ley General de Contabilidad Gubernamental (General Law on Governmental Accounting) and to the Federal Law of Budget and Fiscal Accountability were published in the Official Gazette of the Federation on December 30, 2015. These amendments require each state to create accounting councils in order to standardize public accounting throughout the different levels of government.

A new Ley de Tesorería de la Federación (Treasury of the Federation Law) became effective on January 1, 2016. This law is designed to establish the rules for the collection and management of federal funds by the Treasury of the Federation and the making of payments therewith. The law also entrusts the Treasury of the Federation with supervising persons involved in activities relating to the management of federal funds and levying fines and other penalties.

Gross Domestic Product

The following tables set forth the composition of Mexico’s real GDP by economic sector, in constant 2008 pesos and in percentage terms, for the periods indicated. Figures for 2015 have been annualized by multiplying third quarter GDP data by four to state on an annualized basis. The annualized data is included for comparison purposes only and is not necessarily indicative of, and may vary materially from, performance for the full fiscal year.

	Real GDP by Sector
	2010		2011		2012		2013		2014(1)		Third quarter 2015(1)(2) (annualized)
	(in billions of constant pesos)(3)
Primary activities:
Agriculture, forestry, fishing, hunting and livestock(4)	Ps.	386.1	Ps.	377.2	Ps.	405.3	Ps.	409.1	Ps.	426.8	Ps.	373.6
Secondary activities:
Mining		1,021.0		1,017.2		1,026.0		1,024.5		1,009.1		958.0
Utilities		267.4		286.0		292.1		293.6		317.7		353.2
Construction		975.5		1,015.1		1,040.0		990.3		1,010.2		1,061.3
Manufacturing		2,016.7		2,109.3		2,196.1		2,220.7		2,308.2		2,394.1
Tertiary activities:
Wholesale and retail trade		1,749.0		1,919.1		2,010.6		2,055.7		2,120.0		2,234.8
Transportation and warehousing		700.1		728.4		758.0		776.4		802.4		831.0
Mass media information		355.3		371.1		431.6		453.1		454.1		485.6
Finance and insurance		488.6		523.3		563.4		622.0		616.5		621.4
Real estate, rental and leasing		1,504.5		1,548.5		1,587.2		1,603.1		1,635.7		1,667.1
Professional, scientific and technical services		274.2		288.3		291.4		294.8		299.7		300.3
Management of companies and enterprises		71.8		74.4		80.8		79.4		85.1		95.5
Administrative and support and waste management and remediation services		373.4		395.7		412.9		430.7		429.8		423.7
Education services		473.9		481.3		492.0		495.9		496.2		499.8
Health care and social assistance		254.9		260.3		265.9		267.4		265.9		272.5
Arts, entertainment and recreation		57.3		56.9		58.5		60.6		59.7		65.5
Accommodation and food services		255.9		259.8		273.9		279.0		287.0		308.9
Other services (except public administration)		256.7		261.5		270.0		275.8		280.0		291.3
Public administration		478.8		472.1		489.5		487.3		501.2		494.8

Gross value added at basic values		11,961.2		12,445.4		12,945.2		13,119.2		13,405.4		13,732.2
Taxes on products, net of subsidies		316.5		328.8		342.3		347.1		364.0		372.1

GDP	Ps.	12,277.7	Ps.	12,774.2	Ps.	13,287.5	Ps.	13,466.3	Ps.	13,769.3	Ps.	14,104.3

Note: Numbers may not total due to rounding.

(1)	Preliminary figures. Further, nominal GDP figures for 2014 reflect the latest INEGI release of such figures on November 20, 2015.
(2)	Annualized. Actual third quarter nominal GDP data has been annualized by multiplying it by four. The annualized data is included for comparison purposes only, and is not necessarily indicative of, and may vary materially from, performance for the full fiscal year.
(3)	Based on GDP calculated in constant 2008 pesos.
(4)	GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

Real GDP Growth by Sector

(% change against prior years)(1)

	2010	2011	2012	2013	2014(2)	Third quarter 2015(2)(3) (annualized)
GDP (constant 2008 prices)	5.1%	4.0%	4.0%	1.3%	2.3%	2.6%
Primary activities:
Agriculture, forestry, fishing, hunting and livestock(4)	0.8	(2.3)	7.4	0.9	4.3	4.1
Secondary activities:
Mining	0.9	(0.4)	0.9	(0.1)	(1.5)	(5.6)
Utilities	4.5	6.9	2.1	0.5	8.2	3.8
Construction	0.8	4.1	2.5	(4.8)	2.0	3.5
Manufacturing	8.5	4.6	4.1	1.1	3.9	2.8
Tertiary activities:
Wholesale and retail trade	11.9	9.7	4.8	2.2	3.1	4.8
Transportation and warehousing	7.7	4.0	4.1	2.4	3.4	4.0
Mass media information	1.0	4.4	16.3	5.0	0.2	9.3
Finance and insurance	21.0	7.1	7.7	10.4	(0.9)	1.7
Real estate, rental and leasing	2.8	2.9	2.5	1.0	2.0	2.2
Professional, scientific and technical services	(0.1)	5.1	1.1	1.2	1.7	3.4
Management of companies and enterprises	5.3	3.5	8.6	(1.8)	7.2	0.1
Administrative support, waste management and remediation services	0.7	6.0	4.4	4.3	(0.2)	0.4
Education services	0.2	1.6	2.2	0.8	0.1	0.5
Health care and social assistance	(0.1)	2.1	2.1	0.6	(0.6)	0.9
Arts, entertainment and recreation	4.1	(0.7)	2.9	3.4	(1.5)	5.3
Accommodation and food services	1.9	1.5	5.4	1.8	2.9	7.1
Other services (except public administration)	1.0	1.9	3.3	2.1	1.6	1.4
Public administration	2.4	(1.4)	3.7	(0.5)	2.9	0.7

Note: Numbers may not total due to rounding.

(1)	Based on GDP calculated in constant 2008 pesos.
(2)	Preliminary figures. Further, nominal GDP figures for 2014 reflect the latest INEGI release of such figures on November 20, 2015.
(3)	Annualized. Actual third quarter nominal GDP data has been annualized by multiplying it by four. The annualized data is included for comparison purposes only, and is not necessarily indicative of, and may vary materially from, performance for the full fiscal year.
(4)	GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

According to preliminary figures, Mexico’s GDP increased by 2.6% in real terms during the third quarter of 2015, as compared to the same period of 2014. This increase was due to growth in real terms in all sectors, except the mining sector which decreased by 5.6% in real terms. As with all quarterly GDP figures released by INEGI, this GDP figure has been annualized by multiplying GDP for the third quarter by four. Quarterly real GDP data for the period presented is not necessarily indicative of performance for the full fiscal year.

Prices and Wages

Consumer inflation (as measured by the change in the national consumer price index) for the nine months ended September 30, 2015 was 2.5% in annualized terms, 1.7 percentage points lower than during the same period of 2014. This was due mainly to an annualized decrease in the prices of professional services and air transportation.

On January 7, 2016, INEGI published its inflation report for December 2015 indicating an annual consumer inflation rate of 2.1% for 2015, almost 2 percentage points lower than the annual consumer inflation rate for 2014. Despite a depreciation of the peso/dollar exchange rate, decreases in the prices of energy, commodities and telecommunications services contributed to the favorable change in the rate of inflation.

Mexico’s minimum wage is set by the Comisión Nacional de los Salarios Mínimos (National Minimum Wage Commission), which consists of representatives from the business and labor sectors and the Government. Between January 1, 2014 and January 1, 2015, the average minimum wage increased by 4.2%, from Ps. 65.58 per day to Ps. 68.33 per day. Additionally, in the period between January 1, 2015 and April 1, 2015, the average minimum wage increased by 1.4%, to Ps. 69.26 per day. On September 28, 2015 the National Minimum Wage Commission announced the standardization of the minimum wage across Mexico of Ps. 70.10 per day. On December 11, 2015, the minimum wage was increased by 4.2% to Ps. 73.04 per day.

Interest Rates

During the first nine months of 2015, interest rates on 28-day Cetes (Mexico’s Federal Treasury certificates) averaged 3.0%, as compared to 3.0% during the same period in 2014. Interest rates in the first nine months of 2015 on 91-day Cetes averaged 3.0%, as compared to 3.0% during the same period in 2014.

On December 31, 2015, the 28-day Cetes rate was 3.05% and the 91-day Cetes rate was 3.29%.

Employment and Labor

According to preliminary figures, Mexico’s unemployment rate was 4.6% as of September 30, 2015, a 0.6 percentage point decrease from the rate during the same period of 2014.

As of September 30, 2015, the economically active population in Mexico older than fifteen years of age consisted of 53.2 million individuals, while the unemployed population in Mexico older than fifteen years of age consisted of 2.4 million individuals. The table below sets forth the total, as well as the percentage, of unemployed individuals in Mexico based on age and gender as of September 30, 2015:

Unemployed Population by Age and Gender

	Total	%	Men	%	Women	%

Total	2,445,263	100%	1,468,202	60.0%	977,061	40.0%
15-24 years	880,451	36.0%	492,500	33.5%	387,951	39.7%
25-44 years	1,130,412	46.2%	659,345	44.9%	471,067	48.2%
45-64 years	400,772	16.4%	287,126	19.6%	113,646	11.6%
65+ years	33,266	1.4%	28,996	2.0%	4,270	0.4%
Unspecified	362	0.0%	235	0.0%	127	0.0%

Source:	INEGI.

As in the past, unemployment continues to be particularly widespread in rural areas, where, according to INEGI’s 2010 housing and population census, approximately 22.2% of the population resides. The following table sets forth preliminary figures for the unemployment rate and the total population in Mexico by state as of September 30, 2015:

	Unemployment Rate %	Population
Aguascalientes	5.0	1,287,660
Baja California	3.9	3,484,150
Baja California Sur	5.0	763,929
Campeche	3.2	907,878
Coahuila	5.3	2,960,681
Colima	5.0	723,455
Chiapas	3.1	5,252,808
Chihuahua	4.0	3,710,129
Distrito Federal	5.0	8,854,600
Durango	4.9	1,764,726
Guanajuato	5.1	5,817,614
Guerrero	2.5	3,568,139
Hidalgo	4.4	2,878,369
Jalisco	5.2	7,931,267
México	5.7	16,870,388
Michoacán	3.7	4,596,499
Morelos	4.0	1,920,350
Nayarit	6.6	1,223,797
Nuevo León	4.9	5,085,848
Oaxaca	3.6	4,012,295
Puebla	3.4	6,193,836
Querétaro	5.3	2,004,472
Quintana Roo	4.6	1,574,824
San Luis Potosí	3.2	2,753,478
Sinaloa	5.0	2,984,571
Sonora	4.9	2,932,821
Tabasco	7.0	2,383,900
Tamaulipas	5.3	3,543,366
Tlaxcala	5.0	1,278,308
Veracruz	3.7	8,046,828
Yucatán	2.9	2,118,762
Zacatecas	3.8	1,576,068

Source:	INEGI and Consejo Nacional de Poblacion (National Population Council).

The services sector employs the largest percentage of Mexico’s economically active population. The following table sets forth preliminary figures for the percentage of Mexico’s economically active population by sector of the Mexican economy as of September 30, 2015:

Percentage
Services	42.1
Commerce	18.7
Manufacturing	16.3
Agriculture	13.4
Construction	7.9
Other	0.9
Unspecified	0.6

Source:	INEGI and National Population Council.

A subset of the Mexican work force is unionized. Mexican labor legislation requires that collective bargaining agreements be renewed at least every two years (with wages subject to renegotiation annually) and places limitations on strikes. As of September 30, 2015, there were no strikes that affected the federal jurisdiction.

Principal Sectors of the Economy

Manufacturing

The following table sets forth the change in industrial manufacturing output by sector for the periods indicated.

Industrial Manufacturing Output Differential by Sector

(% change against prior years)(1)

	2010	2011(2)	2012(2)	2013(2)	2014(2)	First nine months of 2014(2)	First nine months of 2015(2)(3)
Food	1.7%	2.2%	2.6%	1.0%	0.5%	0.7%	1.7%
Beverage and tobacco products	0.6	4.6	2.6	(0.5)	4.7	4.6	4.8
Textile mills	10.9	(4.4)	3.1	(2.7)	(3.1)	(3.6)	2.0
Textile product mills	2.5	(2.9)	(0.1)	3.5	6.3	3.0	11.6
Apparel	4.6	0.2	(0.5)	3.3	(3.0)	(1.3)	5.7
Leather and allied products	7.7	(0.7)	3.5	(0.6)	(1.7)	(2.1)	2.0
Wood products	5.5	5.1	13.0	(2.2)	1.1	(0.2)	4.3
Paper	3.7	(0.8)	4.8	2.1	3.1	2.5	3.8
Printing and related support activities	10.0	4.2	(4.1)	(6.9)	(2.2)	(4.5)	0.6
Petroleum and coal products	(7.2)	(3.6)	1.1	3.3	(4.4)	(3.0)	(9.5)
Chemicals	(0.4)	(0.1)	(0.3)	0.8	(0.8)	(1.3)	(1.1)
Plastics and rubber products	13.5	6.7	9.0	(1.9)	5.3	4.9	4.6
Nonmetallic mineral products	4.7	3.7	2.3	(3.1)	2.0	0.8	5.4
Primary metals	12.4	4.3	3.8	0.4	8.8	9.6	(2.5)
Fabricated metal products	8.8	7.0	3.9	(3.3)	6.0	4.6	6.2
Machinery	47.2	13.3	5.5	1.0	(0.6)	0.2	(0.6)
Computers and electronic products	3.7	6.7	0.5	3.8	10.6	9.0	7.7
Electrical equipment, appliances and components	10.1	(1.1)	1.7	(2.0)	8.5	6.7	6.9
Transportation equipment	42.2	16.6	13.9	5.6	12.1	11.6	7.7
Furniture and related products	7.1	1.2	2.8	(6.0)	(1.8)	(5.0)	13.0
Miscellaneous	1.9	5.1	0.4	0.0	6.4	6.7	4.6
Total expansion/contraction	8.5	4.6	4.1	1.1	3.9	3.7	3.1

(1)	Percent change reflects differential in constant 2008 pesos.
(2)	Preliminary figures.
(3)	First nine months of 2015 results as compared to the corresponding period of 2014.
Source:	INEGI.

In comparison with the nominal changes reflected in the above table, the manufacturing sector expanded by 0.6% in real terms during the first nine months of 2015 (according to preliminary figures), as compared to the same period in 2014. This expansion was primarily due to a 10.5% increase in real terms in the furniture and related products sectors, as well as a 9.1% increase in real terms in the textile product sectors. However, some other manufacturing sectors contracted in real terms, such as the petroleum and coal products sector and the primary metals sector (which decreased 12.0% and 5.0% respectively, in real terms). In total, eight manufacturing sectors contracted during the first nine months of 2015, while thirteen sectors grew in the first nine months of 2015, as compared to the same period in 2014.

Agriculture

Sugar Industry

Due to an injunction granted on November 24, 2015 to the original owners of the five industrial sugar mills located in Veracruz and San Luis Potosí, the auction of those sugar mills was postponed to December 16, 2015, when the Servicio de Administración y Enajenación de Bienes (Assets Administration and Disposal Service) sold three sugar mills. The other two sugar mills were not sold because the agency did not receive bids for them. Their status is pending.

Financial System

Central Bank and Monetary Policy

At September 30, 2015, Mexico’s M1 money supply was 16.6% greater in real terms than the level at September 30, 2014. The amount of bills and coins held by the public was 18.4% greater in real terms than at September 30, 2014. In addition, the aggregate amount of checking account deposits denominated in pesos was 7.6% greater in real terms than at the same date in 2014. This increase is attributed, in part, to fiscal reforms and to the temporary effect of campaigns and elections.

At September 30, 2015, financial savings — defined as the difference between the monetary aggregate M4 and bills and coins held by the public — were 5.5% greater in real terms than financial savings at September 30, 2014. Savings generated by Mexican residents increased by 7.0% and savings generated by non-residents increased by 6.7%, both in real terms, as compared to the same period of 2014.

At September 30, 2015, the monetary base totaled Ps. 1,073.2 billion, a 1.0% nominal increase from the level of Ps. 1,062.9 billion at December 31, 2014 due to a 21.3% nominal increase in the amount of bills and coins held by the public.

On December 17, 2015, the day following the U.S. Federal Reserve’s announcement of its decision to increase its reference rate by 25 basis points, Banco de México released a statement on its last monetary policy meeting of 2015, in which it announced an increase of 25 basis point to its overnight rate, thereby leaving the reference rate at 3.25%. Banco de México further announced that the Junta de Gobierno (Board of Governors) will continue to observe all determinants of inflation and inflation expectations as they evolve, including both external and internal determinants, and in particular will observe the relative monetary policy stance between Mexico and the U.S., the pass-through of exchange rate movements to consumer prices, as well as the evolving degree of slack in the economy. The next policy meeting of Banco de México will be held on February 4, 2016.

The Securities Markets

The Bolsa Mexicana de Valores (BMV) publishes the Índice de Precios y Cotizaciones (Stock Market Index, or the IPC) based on a group of the thirty-five most actively traded shares.

At December 31, 2015, the IPC stood at 42,977.5 points, representing a 0.39% decrease from the level at December 31, 2014.

Banking Supervision and Support

At September 30, 2015, the total loan portfolio of the banking system was 10.1% greater in real terms than the total loan portfolio at December 31, 2014.

According to preliminary figures, at September 30, 2015, the total amount of past-due commercial bank loans (excluding those banks undergoing government intervention and those in special situations) was Ps. 90.5 billion, as compared to Ps. 91.3 billion at December 31, 2014. Moreover, the past-due loan ratio of commercial banks was 2.6%, as compared to a ratio of 2.8% at December 31, 2014. The amount of loan loss reserves held by commercial banks at September 30, 2015 totaled Ps. 114.8 billion, as compared to Ps. 115.6 billion at December 31, 2014. As a result, commercial banks had reserves covering 126.9% of their past-due loans, well exceeding the minimum reserve level of 10.5%.

External Sector of the Economy

Foreign Trade

According to preliminary figures, during the first nine months of 2015, Mexico registered a trade deficit of U.S. $10.5 billion, as compared to a trade deficit of U.S. $2.0 billion for the same period of 2014. This was caused mainly by a reduction in oil and oil products exports. In particular, exports increased or decreased as follows, each as compared to the first nine months of 2014:

•	petroleum exports decreased by 44.4%;

•	non-petroleum exports increased by 2.3%;

•	merchandise exports decreased by 3.1%, to U.S. $284.6 billion, as compared to U.S. $293.7 billion during the first nine months of 2014; and

•	exports of manufactured goods (which represented 88.8% of total merchandise exports) increased by 2.3%.

According to preliminary figures, during the first nine months of 2015, total imports decreased by 0.2%, to U.S. $295.2 billion, as compared to U.S. $295.8 billion for the same period of 2014. In particular, imports increased or decreased as follows, each as compared to the first nine months of 2014:

•	imports of intermediate goods decreased by 0.7%;

•	imports of capital goods increased by 7.1%; and

•	imports of consumer goods decreased by 2.7%.

The following table provides information about the value of Mexico’s merchandise exports and imports (excluding tourism) for the periods indicated below.

Exports and Imports

	2010	2011	2012	2013	2014(1)	First nine months of 2014(1)	First nine months of 2015(1)
	(in millions of dollars, except average price of the Mexican crude oil mix)
Merchandise exports (f.o.b.)
Oil and oil products	$41,693	$56,443	$52,956	$49,482	$42,586	$33,702	$18,739
Crude oil	35,919	49,381	46,852	42,712	35,855	28,560	15,055
Other	5,775	7,063	6,103	6,770	6,731	5,142	3,684
Non-oil products	256,780	292,990	317,814	330,534	354,542	260,048	265,893
Agricultural	8,610	10,309	10,914	11,246	12,181	8,962	9,747
Mining	2,424	4,063	4,906	4,714	5,064	3,972	3,477
Manufactured goods(2)	245,745	278,617	301,993	314,573	337,297	247,114	252,668

Total merchandise exports	298,473	349,433	370,770	380,015	397,129	293,749	284,631
Merchandise imports (f.o.b.)
Consumer goods	41,423	51,790	54,272	57,329	58,299	42,434	41,291
Intermediate goods(2)	229,812	264,020	277,911	284,823	302,031	224,487	222,981
Capital goods	30,247	35,032	38,568	39,057	39,647	28,847	30,881

Total merchandise imports	301,482	350,843	370,752	381,210	399,977	295,768	295,153

Trade balance	$(3,009)	$(1,410)	$18	$(1,195)	$(2,849)	$(2,019)	$(10,521)

Average price of Mexican oil mix(3)	$72.46	$101.13	$101.96	$98.44	$86.00	$93.21	$46.37

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Includes the maquiladora (or the in-bond industry).
(3)	In U.S. dollars per barrel.
Source:	Banco de México / PEMEX.

Balance of International Payments

According to preliminary figures, during the first nine months of 2015, Mexico’s current account registered a deficit of 2.2% of GDP, or U.S. $24.7 billion, as compared to a deficit of U.S. $18.9 billion for the same period of 2014, which was mainly due to a reduction in merchandise exports. The capital account registered a surplus of U.S. $32.5 billion during the first nine months of 2015, as compared to a surplus of U.S. $38.3 billion during the same period of 2014. Foreign investment in Mexico totaled U.S. $28.7 billion during the first nine months of 2015 and was composed of direct foreign investment inflows totaling U.S. $21.6 billion and net foreign portfolio investment inflows (including securities placed abroad) totaling U.S. $7.1 billion.

At December 24, 2015, Banco de México’s international reserves totaled U.S. $176,352.5 billion, a decrease of U.S. $16,692.5 billion as compared to international reserves at December 26, 2014.

The following table sets forth Mexico’s balance of payments for the periods indicated:

Balance of Payments(1)

	2010	2011	2012	2013	2014	First nine months of 2014	First nine months of 2015(2)
		(in millions of dollars)
I. Current account(3)	$(4,854)	$(13,220)	$(15,923)	$(29,680)	$(24,036)	$(18,896)	$(24,741)
Credits	346,529	399,306	423,510	434,891	454,002	337,477	326,255
Merchandise exports (f.o.b.)	298,473	349,433	370,770	380,015	397,129	293,749	284,631
Non-factor services	15,621	16,153	16,817	20,908	21,824	16,045	17,439
Tourism	11,992	11,869	12,739	13,949	16,208	11,997	12,975
Others	3,629	4,284	4,078	6,959	5,615	4,048	4,464
Factor services	10,812	10,569	13,154	11,320	11,024	9,807	5,234
Interest	3,388	3,475	2,671	2,391	2,309	1,713	1,792
Others	7,424	7,094	10,483	8,929	8,715	8,094	3,442
Transfers	21,623	23,152	22,768	22,649	24,026	17,876	18,951
Debits	351,383	412,527	439,432	464,571	478,038	356,373	350,996
Merchandise imports (f.o.b.)	301,482	350,843	370,752	381,210	399,977	295,768	295,153
Non-factor services	25,565	30,289	30,277	31,377	33,673	25,007	24,615
Insurance and freight	8,723	10,225	9,726	9,755	11,604	8,637	7,562
Tourism	7,255	7,832	8,449	9,122	9,606	6,890	7,354
Others	9,587	12,232	12,103	12,499	12,464	9,481	9,699
Factor services	24,250	31,217	38,194	50,988	43,277	34,756	30,533
Interest	14,023	17,791	20,418	23,372	25,659	17,924	18,107
Others	10,227	13,426	17,776	27,617	17,618	16,832	12,427
Transfers	86	178	209	995	1,111	841	695
II. Capital account	49,841	53,648	56,263	66,278	59,597	38,269	32,498
Liabilities	95,734	64,377	90,302	108,925	88,310	65,818	41,988
Loans and deposits	46,034	15,929	14,055	42,725	35,274	28,482	13,309
Development banks	648	(283)	398	426	870	188	359
Commercial banks	29,323	(953)	(3,206)	15,112	8,156	4,477	(3,732)
U.S. Federal Reserve swap facility	(3,221)	—	—	—	—	—	—
Non-financial public sector	13,021	5,910	8,397	8,204	15,219	13,186	16,147
Non-financial private sector	6,263	11,255	8,467	18,982	11,029	10,631	536
PIDIREGAS(4)	—	—	—	—	—	—	—
Foreign investment	49,701	48,447	76,248	66,200	53,036	37,336	28,679
Direct	26,200	23,362	19,731	45,170	25,141	18,242	21,586
Portfolio	23,500	25,086	56,517	21,030	27,896	19,094	7,093
Equity securities	373	(6,566)	9,877	(943)	4,833	5,888	4,563
Debt securities	23,127	31,651	46,640	21,973	23,062	13,207	2,530
Assets	(45,893)	(10,728)	(34,039)	(42,647)	(28,713)	(27,549)	(9,490)
III. Errors and omissions	(22,308)	(11,990)	(19,618)	(18,953)	(17,997)	(4,953)	(18,898)
IV. Change in net international reserves(5)	22,759	28,879	21,040	13,006	16,717	14,062	(12,835)

Note: Numbers may not total due to rounding.

(1)	Figures for all years remain subject to quarterly review by Banco de México and are subject to change.
(2)	Preliminary figures.
(3)	Current account figures are calculated according to a methodology developed to conform to new international standards under which merchandise exports and merchandise imports include the in-bond industry.
(4)	As of January 1, 2009, external financing of long-term infrastructure projects (PIDIREGAS) is recorded as non-financial public sector indebtedness.
(5)	The sum of items I, II and III does not equal item IV because purchases and sales of gold and silver, as well as adjustments in their value, are not reflected in items I, II and III.
Source:	Banco de México.

On November 7, 2014, Banco de México’s Foreign Exchange Commission submitted a request to the International Monetary Fund (IMF) for an advanced renewal and amendment of Mexico’s Flexible Credit Line (FCL) with the IMF. This request would extend the term of the credit line another two years. On November 26, 2014, the IMF granted this request. Additionally, on November 23, 2015, the Executive Board of the IMF completed its annual review of Mexico’s qualification for the arrangement under the FCL and reaffirmed Mexico’s continued qualification to access FCL resources.

As of November 23, 2015, the amount available under Mexico’s credit line with the IMF was approximately U.S. $65.1 billion. As of the date of this report, no amounts have been disbursed under this credit line.

Direct Foreign Investment in Mexico

According to preliminary figures, during the first nine months of 2015, net foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $28.7 billion, as compared to U.S. $37.3 billion during the same period in 2014, and was composed of direct foreign investment of U.S. $21.6 billion and net foreign portfolio investment inflows of U.S. $7.1 billion, as compared to U.S. $18.2 billion and U.S. $19.1 billion during the same period in 2014, respectively. The increase in foreign direct investment was due to an increase in new investments, which offset a decrease in reinvestments. The decrease in portfolio investment inflows was mainly due to a decrease in the stock and money market accounts and a reduction in securities issued abroad.

Exchange Controls and Foreign Exchange Rates

On December 31, 2015, the peso/dollar exchange rate closed at Ps. 17.2487 = U.S. $1.00, a 17.01% depreciation in dollar terms as compared to the rate on December 31, 2014.

Public Finance

Revenues and Expenditures

In nominal pesos and according to preliminary figures, the public sector balance registered a deficit of Ps. 438.9 billion (including physical investment expenditures by PEMEX) during the first nine months of 2015, or 3.1% of GDP. This deficit was Ps. 405.8 billion during the same period of 2014. The public sector balance registered a deficit of Ps. 234.8 billion (excluding physical investment expenditures by PEMEX), as compared to a Ps. 268.5 billion deficit registered for the same period of 2014.

In nominal pesos and according to preliminary figures, including physical investment expenditures by PEMEX, the total primary balance registered a deficit of Ps. 179.2 billion during the first nine months of 2015, 8.5% lower in nominal terms than for the first nine months of 2014.

According to preliminary figures, during the first nine months of 2015, public sector budgetary revenues amounted to Ps. 3,307.5 billion in nominal pesos, 3.9% greater in real terms as compared to the same period of 2014. During the first nine months of 2015, revenues have increased or decreased as follows, each in real terms and as compared to the same period of 2014:

•	crude oil revenues decreased by 37.4%;

•	non-oil tax revenues increased by 30.7%; and

•	non-tax PEMEX revenues (as a percentage of total public sector budgetary revenues) decreased by 1.6 percentage points, to 8.6%, as compared to approximately 10.2% in the same period of 2014.

The following table shows the composition of public sector budgetary expenditures for the fiscal years 2010-2014 and the first nine months of 2015, as well as the projected expenditures set forth in the 2015 Budget. This table also includes the budgetary expenditures of various public agencies, such as PEMEX, the Comisión Federal de Electricidad (Federal Electricity Commission, or CFE), the Instituto Mexicano del Seguro Social (IMSS) and the Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (ISSSTE).

Public Sector Budgetary Expenditures

	2010	2011	2012	2013	2014(1)	First nine months of 2014(1)	First nine months of 2015(1)	2015 Budget(1)(2) (3)
	(in billions of constant pesos(4))

Budgetary expenditures	3,333.9	3,631.3	3,920.3	4,178.3	4,528.0	3,273.0	3,498.6	4,663.6
Current expenditures	2,673.9	2,927.8	3,178.8	3,302.5	3,632.3	2,620.3	2,831.6	3,820.1
Salaries	477.6	519.2	564.5	589.1	633.6	446.3	468.5	692.3
Federal Government	196.2	207.0	228.2	229.4	245.4	164.7	180.2	279.4
Public agencies	281.4	312.2	336.3	359.6	388.3	281.6	288.3	413.0
PEMEX	90.3	99.6	106.6	113.8	122.9	91.0	93.0	133.2
CFE	48.3	58.3	65.1	70.7	79.4	56.2	60.0	83.1
IMSS	115.8	124.9	133.7	142.5	152.2	108.0	111.7	161.9
ISSSTE	27.1	29.4	30.9	32.6	33.8	26.4	23.6	34.7
Interest	255.8	273.9	305.1	314.6	346.0	206.3	259.0	401.5
Federal Government	216.3	240.5	256.9	270.3	291.8	168.1	187.4	333.0
Public agencies	39.5	33.4	48.2	44.3	54.1	38.2	71.6	68.5
PEMEX	33.4	25.2	38.4	32.6	42.7	29.2	62.6	54.0
CFE	6.0	8.2	9.8	11.7	11.5	9.0	9.0	14.5
IMSS	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
ISSSTE	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Current transfers, net	762.0	857.5	931.2	992.5	1,109.5	819.4	866.2	1,194.0
Total	1,048.1	1,159.2	1,279.4	1,367.8	1,514.3	1,133.3	1,215.8	1,593.2
To public sector	286.1	301.7	348.2	375.3	404.8	314.0	349.6	399.3
States’ revenue sharing	437.3	477.3	494.3	532.5	584.9	447.6	479.9	607.1
Acquisitions	216.6	240.9	266.3	270.4	239.8	173.7	164.9	233.1
Federal Government	18.7	21.2	20.3	18.4	19.9	14.1	15.9	23.1
Public agencies	197.9	219.7	246.0	252.0	219.8	159.6	149.0	210.0
PEMEX	11.9	9.7	10.2	8.8	7.9	6.5	6.3	9.1
CFE	138.2	153.1	173.9	183.1	151.5	110.4	97.8	133.1
IMSS	35.2	39.1	46.0	44.9	48.0	32.8	33.1	51.5
ISSSTE	12.6	17.9	15.9	15.2	12.4	9.9	11.8	16.3
Other current expenditures	524.6	559.0	617.5	603.4	718.5	527.0	593.2	692.1
Federal Government	151.2	168.6	176.3	149.8	194.7	155.2	172.5	172.8
Public agencies	373.4	390.4	441.1	453.6	523.9	371.8	420.7	519.3
PEMEX	41.4	34.2	35.4	33.7	45.1	31.8	41.2	31.9
CFE	48.6	38.4	51.4	36.7	45.2	25.6	36.2	54.5
IMSS	181.2	202.1	227.8	246.6	277.7	193.2	209.5	278.5
ISSSTE	102.2	115.7	126.5	136.6	156.0	121.2	133.8	154.5
Capital expenditures	660.1	703.5	741.5	875.8	895.7	652.7	667.0	874.5
Federal Government	349.3	388.8	387.2	502.5	495.7	354.1	377.6	455.4
Public agencies	310.8	314.8	354.3	373.3	400.0	298.7	289.4	419.1
PEMEX	266.5	266.0	309.9	331.3	356.9	272.2	263.0	366.4
CFE	32.1	36.0	34.1	33.8	40.3	26.4	24.7	43.8
IMSS	7.5	8.4	8.1	3.2	2.5	0.4	0.0	5.8
ISSSTE	4.6	4.4	2.2	4.9	0.4	(0.3)	1.7	3.2
Payments due in previous years	—	—	—	—	—	—	—	(31.1)

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Budgetary estimates are as of December 2014. Budgetary estimates were converted into constant pesos using the GDP deflator for 2015 estimated as of December 2014.
(3)	Figures do not take into account expenditure reductions announced by the government on January 30, 2015.
(4)	Constant pesos with purchasing power as of December 31, 2008.

Source: Ministry of Finance and Public Credit.

According to preliminary figures, during the first nine months of 2015, public sector budgetary expenditures increased by 4.4% in real terms as compared to the first nine months of 2014. Net public sector budgetary programmable expenditures (excluding physical investments by PEMEX) increased by 3.8% in real terms as compared to the first nine months of 2014. Calculations for net public sector budgetary expenditures exclude compensated operational expenses of government-controlled entities, such as physical investments by PEMEX. Such expenses also include those transactions that represent revenue for entities under the Government’s direct budgetary control and that represent a cost to the Government (e.g., subsidies, budgetary transfers and budgetary contributions). During the first nine months of 2015, the financial cost of public sector debt increased by 23.0% in real terms as compared to the same period of 2014.

The following indicates the remaining amounts in various stabilization funds, as of September 30, 2015:

•	the Fondo de Estabilización de los Ingresos Presupuestarios (Budgetary Income Stabilization Fund, formerly known as Oil Revenues Stabilization Fund) totaled Ps. 16.6 billion;

•	the Fondo de Estabilización de los Ingresos de las Entidades Federativas (Federal Entities Revenue Stabilization Fund) totaled Ps. 4.8 billion; and

•	the Fondo de Estabilización para la Inversión en Infraestructura de Petróleos Mexicanos (PEMEX Infrastructure Investment Stabilization Fund) and the Fondo de Apoyo para la Reestructura de Pensiones (Fund to Support Pension Restructuring) did not have any remaining funds.

2016 Budget

On September 8, 2015, the President of Mexico submitted the proposed Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2016 (Federal Revenue Law for 2016, or the 2016 Revenue Law) and the proposed Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2016 (Federal Expenditure Budget for 2016, or the 2016 Expenditure Budget) to the Congreso de la Unión (Congress) for its approval. The 2016 Revenue Law was approved by the Senate on October 29, 2015, and the 2016 Expenditure Budget was approved by the Chamber of Deputies on November 13, 2015. They were published in the Official Gazette of the Federation on November 18, 2015, and November 27, 2015, respectively. We refer to these two bills together as Mexico’s 2016 budget (the 2016 Budget).

If certain conditions are met, the Federal Law for Budget and Fiscal Accountability authorizes the executive branch, acting through the Ministry of Finance and Public Credit, to approve additional expenditures above those adopted by the 2016 Expenditure Budget. Those expenditures could be approved if the budgetary balance is not negatively affected and if they would not increase a budgetary deficit.

A new provision of the Federal Law of Budget and Fiscal Accountability (article 19 Bis, which became effective on January 1, 2016), sets forth the obligation of the Government to use Banco de México’s operational surplus as follows: i) not less than 70% to pre-pay previously assumed public debt or to reduce the current year’s financing needs and ii) the remainder to strengthen the Budget Income Stabilization Fund, or to acquire assets to improve the Government’s financial position.

The 2016 Budget provides for a public sector budget deficit excluding physical investments by PEMEX of 0.5% of GDP. Including PEMEX’s physical investment program, the 2016 Budget provides for a public sector budget deficit of 3.0% of GDP. The 2016 Budget contemplates public sector budgetary revenues totaling Ps. 4,763.9 billion, a 1.6% decrease in real terms as compared to public sector budgetary revenues estimated for Mexico’s 2015 budget (the 2015 Budget). The 2016 Budget estimates are based on an assumed weighted average Mexican crude oil export price of U.S. $50.00 per barrel and an estimated volume of oil exports of 1.1 million barrels per day. Oil revenues are estimated at Ps. 884.4 billion in nominal pesos, a 28.3% decrease in real terms as compared to the estimated amount for the 2015 Budget. In addition, approved non-oil revenues are Ps. 3,270.2 billion, a 12.2% increase as compared to the estimated amount for the 2015 Budget. Finally, projected non-oil tax revenues also increased by 18.7% in real terms as compared to the amount approved for the 2015 Budget.

The 2016 Expenditure Budget provides for a total of Ps. 4,285.6 billion in expenditures (excluding estimated physical investment expenditures by PEMEX totaling Ps. 478.2 billion), a 14.2% decrease in real terms as compared to the amount approved in the Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2015 (Federal Expenditure Budget for 2015, or the 2015 Expenditure Budget). Estimated budget expenditures include the following:

•	Ps. 132.2 billion (2.8% of total budgetary programmable expenditures) on health and social security;

•	Ps. 303.0 billion (6.4% of total budgetary programmable expenditures) on education;

•	Ps. 20.6 billion (0.4% of total budgetary programmable expenditures) on housing and community development;

•	Ps. 357.4 billion for servicing the debt of the Government, including servicing the debt of the Instituto para la Protección al Ahorro Bancario (Bank Savings Protection Institute, or IPAB); and

•	Ps. 84.4 billion for servicing the debt of the CFE and PEMEX.

The 2016 Budget authorizes the Government to incur net domestic debt in the amount of Ps. 535.0 billion in nominal pesos, or 2.8% of GDP. The 2016 Budget also authorizes the Government to incur an additional U.S. $6.0 billion in external indebtedness, which includes financing from international financial organizations.

On November 18, 2015, amendments to several laws were published, along with the 2016 Budget. Those amendments include the following:

•	Asset acceleration deduction: companies that realize capital investments in areas such as road and transportation infrastructure, energy production and energy distribution will be eligible for accelerated deduction in 2016 and 2017.

•	Repatriation of funds: individuals and companies that had investments abroad until December 2014 and that did not report such investments to the Mexican tax authority will have the option to repatriate their investments and their earnings during the first six months of 2016 without penalties, adjustments or late fees. In addition, individuals and companies availing themselves of this repatriation of funds program will only be obligated to pay income tax based on the current year, provided that such payment is made within fifteen days of the repatriation and those funds are reinvested in specified activities or used for debt payments, among other conditions. This incentive came about as a result of a bilateral agreement between the Internal Revenue Service of the United States of America and the Servicio de Administracíon Tributaria (SAT), which provides for the exchange of information with respect to accounts held abroad by either Mexican or American residents.

•	Products and services: taxes on gasoline will be fixed and then updated on an annual basis.

•	Capitalization rules: an exemption from thin capitalization rules will be allowed for debt contracted with the purpose of making capital expenditures for electricity generation.

The table below sets forth the budgetary results for 2014, as well as the first nine months of 2015. It also sets forth the assumptions and targets underlying Mexico’s 2015 Budget and 2016 Budget.

2014 and First Nine Months of 2015 Results; 2015 Budget and 2016 Budget Assumptions and Targets

	2014 Results(1)	First nine months of 2014 Results(1)	2015 Budget(2)	First nine months of 2015 Results(1)	2016 Budget(5)
Real GDP growth (%)	2.3%	2.1%	3.7%	2.5%	3.1	%(6)
Increase in the national consumer price index (%)	4.1%	2.2%	3.0%	0.6%	3.0%
Average export price of Mexican oil mix (U.S. $/barrel)	$86.00	$93.21	$82.00 (3)	$46.37	$50.00
Average exchange rate (Ps./$1.00)	13.3	13.1	13.0	15.6	16.4
Average rate on 28-day Cetes (%)	3.0%	3.0%	3.5%	3.0%	4.5%
Public sector balance as % of GDP(4)	(3.8)%	(3.0)%	(3.5)%	(3.1)%	n.a.
Primary balance as % of GDP(4)	(1.3)%	(1.4)%	(1.3)%	(1.3)%	(0.6)%
Current account deficit as % of GDP	(2.4)%	(1.8)%	(2.0)%	(2.8)%	(2.6)%

n.a. = Not available.

(1)	Preliminary figures.
(2)	2015 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica 2015 (General Economic Policy Guidelines for 2015) and in the Programa Económico 2015 (Economic Program for 2015). These figures do not reflect actual results for the year or updated estimates of Mexico’s 2015 economic results.
(3)	The Government entered into hedging agreements to protect against the effects of a potential decline in oil prices with respect to the level that was assumed in the 2015 Revenue Law. Therefore, the approved expenditures level should not be affected if the weighted average price of crude oil exported by PEMEX for the year falls below the price assumed in the 2015 Budget.
(4)	Includes the effect of expenditures related to the issuance of bonds pursuant to reforms to the Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Law of the Institute for Social Security and Social Services of Government Workers, or ISSSTE Law) and recognition as public sector debt of certain PIDIREGAS obligations, as discussed under “Public Finance—Revenues and Expenditures—General” in the 2014 Form 18-K.
(5)	2016 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica 2016 (General Economic Policy Guidelines for 2016) and in the Programa Económico 2016 (Economic Program for 2016), as modified by the 2016 Budget adopted by the Congress.
(6)	Represents the median of the estimated range of real GDP growth (2.6% to 3.6%).

Source: Ministry of Finance and Public Credit.

This discussion of the 2016 Budget includes forward-looking statements, which involve inherent risks and uncertainties. Actual results could vary materially from the statements herein. For more information on forward-looking statements, please see “Forward-Looking Statements” on page 1 of the accompanying prospectus.

Public Debt

Internal Public Debt

According to preliminary figures, at September 30, 2015, the Government’s net internal debt totaled Ps. 4,596.7 billion, a 6.3% increase in nominal terms as compared to Ps. 4,324.1 billion outstanding at December 31, 2014. This debt figure includes the Ps. 152.3 billion liability associated with social security under the ISSSTE Law, as described under “The Economy—Employment and Labor” in the 2014 Form 18-K. The net internal debt of the public sector, on the other hand, totaled Ps. 5,146.1 billion at September 30, 2015 according to preliminary figures, a 7.1% increase in nominal terms as compared to the Ps. 4,804.3 billion outstanding at December 31, 2014.

According to preliminary figures, at September 30, 2015, the Government’s gross internal debt totaled Ps. 4,856.9 billion, a 6.8% increase in nominal terms as compared to Ps. 4,546.6 billion outstanding at December 31, 2014. Of the total gross internal debt of the Government at September 30, 2015, Ps. 489.5 billion represented short-term debt, as compared to Ps. 520.8 billion at the end of 2014, and Ps. 4,367.4 billion represented long-term debt as of September 30, 2015, as compared to Ps. 4,025.8 billion at the end of 2014. The gross internal debt of the public sector, on the other hand, totaled Ps. 5,430.5 billion at September 30, 2014 according to preliminary figures, a 7.5% increase in nominal terms as compared to Ps. 5,049.5 billion outstanding at December 31, 2014.

According to preliminary figures, at September 30, 2015, the Government’s financing costs on its internal debt totaled Ps. 135.6 billion, or 0.7% of GDP, representing a 6.6% nominal increase as compared to its financing costs of Ps. 127.1 billion, or 0.8% of GDP, during the same period of 2014.

As of September 30, 2015, the average maturity of the Government’s internal debt decreased to eight years.

The following table summarizes the net internal debt of the Government at each of the dates indicated.

Net Internal Debt of the Government(1)

				At December 31,
	2010			2011			2012			2013			2014			At September 30, 2014				At September 30, 2015(2)
				(in billions of pesos, except percentages)
Gross Debt
Government Securities	Ps.	2,553.9	88.4%	Ps.	2,882.8	90.2%	Ps.	3,257.8	91.1%	Ps.	3,734.1	91.9%	Ps.	4,223.3	92.9%	Ps.	4,249.7		93.0%	Ps.	4,537.7	93.4%
Cetes		394.0	13.6		456.6	14.3		531.3	14.9		635.6	15.6		678.7	14.9		675.7		14.8		638.4	13.1
Floating Rate Bonds		183.1	6.3		202.5	6.3		200.4	5.6		216.6	5.3		232.6	5.1		222.9		4.9		265.5	5.5
Inflation-Linked Bonds		530.1	18.4		642.1	20.1		747.2	20.9		888.7	21.9		1,011.1	22.2		1,066.2		23.3		1,140.0	23.5
Fixed Rate Bonds		1,446.8	50.1		1,581.6	49.5		1,777.9	49.7		1,989.6	49.0		2,295.8	50.5		2,280.2		49.9		2,488.0	51.2
STRIPS of Udibonos		—	—		—	—		1.0	0.0		3.6	0.1		5.1	0.1		4.8		0.1		5.8	0.1
Other(3)		334.4	11.6		314.9	9.8		317.6	8.9		329.1	8.1		323.3	7.1		321.2		7.0		319.2	6.6

Total Gross Debt	Ps.	2,888.3	100.0%	Ps.	3,197.7	100.0%	Ps.	3,575.3	100.0%	Ps.	4,063.2	100.0%	Ps.	4,546.6	100.0%	Ps.	4,570.9		100.0%	Ps.	4,856.9	100.0%

Net Debt
Financial Assets(4)		(79.4)			(85.6)			(74.2)			(169.3)			(222.5)					(381.8)		(260.3)

Total Net Debt	Ps.	2,808.9		Ps.	3,112.1		Ps.	3,501.1		Ps.	3,893.9		Ps.	4,324.1				Ps.	4,189.1	Ps.	4,596.7

Gross Internal Debt/GDP		20.6%			20.5%			22.1%			24.2%			25.4%					26.6%		26.9%
Net Internal Debt/GDP		20.1%			19.9%			21.6%			23.2%			24.1%					24.4%		25.5%

Note: Numbers may not total due to rounding.

(1)	Internal debt figures do not include securities sold by Banco de México in open-market operations to manage liquidity levels pursuant to Regulación Monetaria (none of which are outstanding since December 31, 2011). This is because the securities do not increase the Government’s overall level of internal debt. Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, this can result in an elevated level of outstanding internal debt as compared to the Government’s figure for net internal debt.
(2)	Preliminary figures.
(3)	Includes Ps. 103.0 billion for 2010, Ps. 171.9 billion for 2011, Ps. 169.0 billion for 2012, Ps. 165.5 billion for 2013, Ps. 161.5 billion for 2014 and Ps. 152.3 billion at September 30, 2015 in liabilities associated with social security under the ISSSTE Law, as described under “The Economy—Employment and Labor” in the 2014 Form 18-K.
(4)	Includes the net balance (denominated in pesos) of the Federal Treasury’s General Account in Banco de México.

Source: Ministry of Finance and Public Credit.

External Public Debt

According to preliminary figures, at September 30, 2015, outstanding gross public sector external debt totaled U.S. $163.4 billion, an approximate U.S. $15.7 billion increase from the U.S. $147.7 billion outstanding at the end of 2014. Of this amount, U.S. $158.9 billion represented long-term debt and U.S. $4.4 billion represented short-term debt. Overall, total public net debt (external plus internal public sector debt) represented approximately 43.5% of nominal GDP, an increase of 4.7 percentage points from the end of 2014.

The following tables set forth a summary of the external public debt of Mexico, as well as a breakdown of such debt by currency.

Summary of External Public Debt(1)

By Type

	Long-Term Direct Debt of the Government		Long-Term Debt of Budget- Controlled Agencies		Other Long- Term Public Debt(2)		Total Long- Term Debt		Total Short- Term Debt		Total Long- and Short-Term Debt
	(in millions of U.S. dollars)
At December 31,
2010	U.S.$	56,168	U.S.$	45,536	U.S.$	6,385	U.S.$	108,089	U.S.$	2,339	U.S.$	110,428
2011		60,590		47,436		5,625		113,651		2,769		116,420
2012		66,912		50,063		5,626		122,601		3,125		125,726
2013		71,817		53,358		5,734		130,909		3,527		134,436
2014		78,379		58,863		5,627		142,869		4,797		147,666
September 30, 2015(3)		82,662		71,013		5,245		158,920		4,446		163,366

By Currency(4)

	At December 31,
	2010			2011			2012			2013			2014			September 30, 2015(3)
	(in millions of U.S. dollars, except for percentages)

U.S. Dollars	U.S.$	90,882	82.3%	U.S.$	97,048	83.4%	U.S.$	105,836	84.2%	U.S.$	111,647	83.0%	U.S.$	121,927	82.6%	U.S.$	133,033	81.4%
Japanese Yen		6,864	6.2		6,793	5.8		6,847	5.4		5,519	4.1		5,058	3.4		4,981	3.0
Swiss Francs		953	0.9		910	0.8		961	0.8		969	0.7		401	0.3		417	0.3
Pounds Sterling		1,920	1.7		1,906	1.6		1,993	1.6		1,369	1.0		2,848	1.9		2,767	1.7
Euro		9,421	8.5		9,377	8.1		9,530	7.6		11,489	8.5		13,986	9.5		19,239	11.8
Others		389	0.4		385	0.3		558	0.4		3,443	2.6		3,445	2.3		2,929	1.8

Total	U.S.$	110,428	100.0%	U.S.$	116,420	100.0%	U.S.$	125,726	100.0%	U.S.$	134,436	100.0%	U.S.$	147,666	100.0%	U.S.$	163,366	100.0%

Net External Debt of the Public Sector

	At December 31,										September 30, 2015(3)
	2010		2011		2012		2013		2014
	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$	104,679.1	U.S.$	113,631.6	U.S.$	121,659.0	U.S.$	130,949.7	U.S.$	145,617.4	U.S.$	159,177.1
Gross External Debt/GDP		9.8%		10.4%		10.1%		10.5%		12.1%		15.4%
Net External Debt/GDP		9.2%		10.1%		9.8%		10.2%		12.0%		15.0%

Gross External Debt of the Federal Government

	At December 31,
	2010			2011			2012			2013			2014			September 30, 2015(3)
	(in millions of U.S. dollars, except for percentages)

U.S. dollars	U.S.$	47,869	83.7%	U.S.$	51,704	84.3%	U.S.$	57,465	85.2%	U.S.$	62,285	86.3%	U.S.$	65,127	82.9%	U.S.$	66,114	79.9%
Japanese yen		3,756	6.6		3,933	6.4		4,433	6.6		3,643	5.0		3,686	4.7		3,688	4.5
Swiss francs		269	0.5		267	0.4		—	—		—	—		—	—		—	—
Pounds sterling		746	1.3		741	1.2		774	1.1		789	1.1		2,302	2.9		2,237	2.7
Euros		4,537	7.9		4,694	7.7		4,771	7.1		5,447	7.6		7,437	9.5		10,707	12.9
Others		9	0.0		14	0.0		18	0.0		16	0.0		20	0.0		20	0.0

Total	U.S.$	57,187	100.0%	U.S.$	61,352	100.0%	U.S.$	67,461	100.0%	U.S.$	72,180	100.0%	U.S.$	78,573	100.0%	U.S.$	82,765	100.0%

Net External Debt of the Federal Government

	At December 31,										September 30, 2015(3)
	2010		2011		2012		2013		2014
	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$	52,339.0	U.S.$	59,642.5	U.S.$	66,016.5	U.S.$	69,910.4	U.S.$	77,352.4	U.S.$	82,110.9
Gross External Debt/GDP		5.1%		5.5%		5.4%		5.6%		6.5%		7.8%
Net External Debt/GDP		4.6%		5.4%		5.3%		5.5%		6.4%		7.7%

Net Debt of the Federal Government

	At December 31,
	2010	2011	2012	2013	2014	September 30, 2015(3)
External Debt	18.7%	21.1%	19.7%	19.0%	20.8%	23.3%
Internal Debt	81.3%	78.9%	80.3%	81.0%	79.2%	76.7%

Note: Numbers may not total due to rounding.

(1)	External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of which were outstanding as of July 31, 2015) or (b) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis, and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled. Banco de México’s reserves are not subtracted from gross debt.
(2)	Includes development banks’ debt and the debt of other administratively-controlled agencies whose finances are consolidated with those of the Government.
(3)	Preliminary figures.
(4)	Adjusted to reflect the effect of currency swaps.

Source: Ministry of Finance and Public Credit.

Recent Securities Offerings

There have been no securities offerings since the October 28, 2015 filing of the 2014 Form 18-K.